

M.S. HOWELLS & CO.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED December 31, 2023

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

M.S. HOWELLS & CO.

CONTENTS

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SEC FILE NUMBER
8-52558

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: M.S. Howells & Co.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

23350 N Pima Rd
(No. and Street)

Scottsdale	AZ	85255
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Marcy Crites	(480) 563-2032	marcy@mshowells.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries LLP
(Name – if individual, state last, first, and middle name)

4601 DTC Blvd., Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

10/20/2003	349
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Mark Howells, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of M.S. Howells & Co., as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LISA MARIE MORSE
Notary Public - Arizona
Maricopa County
Commission # 626644
My Comm. Expires May 18, 2026

Signature: ______________________

Title: Executive Chairman

Lisa Marie Morse
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

 **SPICER JEFFRIES LLP**
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
M.S. Howells & CO.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of M.S. Howells & CO. (the "Company") as of December 31, 2023 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as M.S. Howells & CO's auditor since 2020.

Denver, Colorado
February 21, 2024



M.S. HOWELLS & CO.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

ASSETS

Cash and cash equivalents	$	354,847
Commissions receivable		25,679
Deposit with Clearing Broker, at fair value (Notes 1 and 7)		250,000
Due from Clearing Broker		120,556
Equipment and leasehold improvements, net of		
accumulated depreciation of $249,779 (Notes 1 and 2)		118,921
Operating lease right-of-use asset (Notes 1 and 3)		2,619,409
Related party receivables (Note 4)		933,059
Securities owned, at fair value (Notes 1 and 7)		779,206
Other assets		188,616
Total assets	**$**	**5,390,293**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	155,695
Accrued soft dollar credits (Note 1)		397,222
Commissions payable		120,903
Operating lease liability (Notes 1 and 3)		2,668,354
Total liabilities		3,342,174

COMMITMENTS AND CONTINGENCIES (Note 6)

SHAREHOLDERS' EQUITY:

Common stock, $0.01 par value, authorized 3,000 shares,	
1,500 shares issued and outstanding	15
Additional paid-in capital	1,583,429
Surplus	464,675
Total shareholders' equity	2,048,119
Total liabilities and shareholders' equity	**$ 5,390,293**

The accompanying notes are an integral part of this statement.

M.S. HOWELLS & CO.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

M.S. Howells & Co. (the "Company") was incorporated in Delaware on April 11, 2000, and is a securities broker-dealer serving institutional and retail investors.

The Company records securities transactions and related revenue and expenses on a trade-date basis. Other income is recognized when earned.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by Pershing LLC (the "Clearing Broker") on a fully disclosed basis. The Company's agreement with its Clearing Broker provides that as a Clearing Broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by the Clearing Broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). The Clearing Broker also performs all services customarily incident thereon, including the preparation and distribution of customer confirmations, statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost, less accumulated depreciation. Depreciation on equipment is provided in amounts sufficient to relate to the cost of the assets to operate over their estimated useful lives ranging from three to five years using the straight-line method. Leasehold improvements are amortized over the life of the lease.

Cash and Cash Equivalents

Cash includes demand deposits held at financial institutions. Cash equivalents include short-term, highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation (FDIC) or Securities Investor Protection Corporation (SIPC) limitations. The Company is subject to $104,765 of credit risk on cash and cash equivalents.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income Taxes

The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for the years prior to 2020. The Company is recognized as an S-Corporation by the Internal Revenue Service; therefore, the Company's shareholders are liable for federal and state income taxes on the Company's taxable income.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2023.

Fair Value of Financial Instruments

The Company's financial instruments, including cash and cash equivalents, commissions receivable, deposit with Clearing Broker, due from Clearing Broker, related party receivables, other assets, accounts payable and accrued expenses, accrued soft dollar credits, and commissions payable are carried at amounts that approximate fair value due to the short-term nature of the instruments.

Securities Inventory

The Company utilizes the provisions of Accounting Standards Codification 820 – *Fair Value* ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
(continued)

NOTE 1 -   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)*

Securities Inventory (continued)

> Level 1 – Valuations based on adjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily available in an active market, valuation of these securities does not entail a significant degree of judgment.

> Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the prospective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values its securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Changes in fair value is reflected in the Company's statement of operations.

NOTE 1 -   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)*

Securities Inventory (concluded)

Many cash and over-the-counter (OTC) contracts have bid-and-ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short. The Company considers these investments level 1 securities for active markets and level 2 securities for thinly traded markets.

As of December 31, 2023, the Company held securities at a value of $1,029,207. Securities are held at major financial institutions and are subject to credit risk to the extent those balances exceed Securities Investor Protection Corporation (SIPC) limitations. The Company is subject to $649,762 of credit risk on securities inventory.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-Based Compensation

The Company follows the guidance in FASB ASC 718, Compensation-Stock Compensation. FASB ASC 718 requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value. During 2023 the Company had no share-based compensation.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
(continued)

NOTE 1 -   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)*

Recent Accounting Pronouncements - Leases (ASC 842)

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)." This ASU requires that, for leases longer than one year, a lessee recognize in the balance sheet a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. It also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the Statements of Operations, while for operating leases, such amounts should be recognized as a combined expense. The Company had no financing leases upon adoption of the ASU or throughout 2023. In addition, this ASU requires expanded disclosures about the nature and terms of lease agreements.

The Company has an operating lease for office space which terminates on April 30, 2045. The Company utilized a discount rate of 3.38% which approximates the Company's incremental borrowing rate.

Supplemental statement of financial condition at December 31, 2023, relating to leases were as follows:

Operating leases:

Right-of-use assets	$	2,772,890
Accumulated amortization		(153,481)
Right-of-use, net	$	**2,619,409**

Maturities of lease liabilities at December 31, 2023, were as follows:

Year	Operating Leases	
2024	$	175,716
2025		175,716
2026		175,716
2027		175,716
2028		175,716
Thereafter		2,870,028
Total lease payments		3,748,608
Less imputed interest		(1,080,254)
Liability, net	$	**2,668,354**

NOTE 2 -   *EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET*

Equipment and leasehold improvements consist of the following as of December 31, 2023:

Equipment	$ 75,428
Leasehold Improvements	293,272
	368,700
Accumulated Depreciation	(249,779)
Equipment and leasehold improvements, net	**$ 118,921**

NOTE 3 - OPERATING LEASE RIGHT-OF-USE ASSETS AND LIABILITIES

The Company may enter into operating leases for real estate, office equipment and other assets, substantially all of which are used in connection with its operations. The Company adopted ASU No. 2016-02 in January 2019, which required the Company to recognize, for leases longer than one year, a right-of-use asset representing the right to use the underlying asset for the lease term, and a lease liability representing the liability to make payments. The lease term is generally determined based on the contractual maturity of the lease. For leases where the Company has the option to terminate or extend the lease, an assessment of the likelihood of exercising the option is incorporated into the determination of the lease term. Such assessment is initially performed at the inception of the lease and is updated if events occur that impact the original assessment.

The operating lease liability on the balance sheet represents management's estimate of the present value of the future cash flows related to payments over the duration of the lease life, discounted based on management's assessment of the Company's incremental borrowing rate of 3.38% as of October 2022. The operating lease is related to the Company's headquarters in Scottsdale, Arizona, and the term of the lease is twenty-five (25) years and seven (7) months beginning October 1, 2022 and ending April 30, 2045.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
(continued)

NOTE 4 - RELATED PARTY TRANSACTIONS

Related party receivables represent amounts receivable from affiliated entities. There are no formal agreements in place.

The Company offers a 401(k) plan to eligible employees ("Participants") with a Safe Harbor Basic Matching Contribution ("Match"). The Match is calculated as 100% of each Participant's elective contribution not exceeding 3% of the Participant's compensation, plus 50% of each Participant's elective contribution in excess of 3% but not in excess of 5% of the Participant's compensation.

NOTE 5 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. As of December 31, 2023, the Company had net capital and net capital requirements of $804,886 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.90 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's client activities, through its Clearing Broker, involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

During 2023 and through the date of issuance, there are no litigation matters.

The Company bears the risk of financial failure by its Clearing Broker. If the Clearing Broker should cease doing business, the Company's deposits and receivables from the Clearing Broker could be subject to forfeiture.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
(concluded)

NOTE 7 - FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets measured at fair value as of December 31, 2023:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2023
Deposit with Clearing Broker	$ 250,000	$ -	$ -	$ 250,000
Securities Owned	779,207	-	-	779,207
Total	$ 1,029,207	$ -	$ -	$ 1,029,207

The Company did not have any significant transfers between Level 1 and Level 2 during the year ended December 31, 2023.

NOTE 8 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.